## Contact

www.linkedin.com/in/jonathan-scheff-2697a75 (LinkedIn)

## Top Skills

Healthcare

Managed Care

Health Insurance

# Jonathan Scheff

Director at WinSanTor

San Diego County, California, United States

## Summary

Board Experience

• Served on a variety of boards for both private and nonprofit organizations  assisting in establishing vision and strategy.

Mergers & Acquisitions

• Key member of the leadership teams which acquired and integrated two publicly held managed care companies and sold and divested a subsidiary business unit.  Aggregate membership of the three deals 1.4M members, aggregate transaction value $1.5B.

Startups

• Director (through D financing round), SkinMedica, Inc, an aesthetic skin care products company sold to Allergan, Inc in December 2012 for $375M.

Leadership

• Key member of the Executive management team for the $14B annual revenue corporation.
• Ten years' experience as the chief medical officer for a Fortune 500 managed care organization.
• Formerly President and sole shareholder, Foundation Health Medical Group, a primary care medical group with over 100 physicians working in more than a dozen clinics in the Sacramento region, the California Central Valley and Ventura county.

Operations

• Consistently achieved both MCR (Medical Cost Ratio) and administrative plan targets across states and products.

• Led all clinical management activities for 2M commercial lives, 240,000 Medicare Advantage members, 1M Medicaid members and over 2M TRICARE beneficiaries across different states in pre-paid (capitated) and fee for service delivery systems.
• Directed an administrative budget in excess of $100M plus an additional $50M in external vendor services in multiple states. Responsible for the performance of 1,000 associates.

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## Experience

WinSanTor
Director
June 2021 - Present (2 years 3 months)
San Diego, California, United States

Splash Metrix, Inc.
Co-Founder
January 2019 - Present (4 years 8 months)
La Jolla, CA

VTM Technologies, Ltd.
Director
November 2016 - Present (6 years 10 months)
Haifa, Israel

Health Net
Chief Medical Officer
1992 - May 2013 (21 years)

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## Education

Harvard Business School
AMP, Business · (1993 - 1993)

University of San Diego
MBA, Business · (1990 - 1992)

Tufts University School of Medicine
MD, Medicine · (1978 - 1981)

Amherst College

· (1971 - 1975)